Filed Pursuant to Rule 433
Registration No. 333-204956
June 18, 2015

A Canadian preliminary short form prospectus containing important information relating to the securities of Tahoe Resources Inc. described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the Canadian preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities. There will not be any sale or any acceptance of an offer to buy securities until a receipt for the Canadian final short form prospectus has been issued. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the Canadian preliminary short form prospectus, Canadian final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Corporate Presentation June 2015 New Leader in Precious Metals

Safe Harbour Disclaimer Cautionary Language on Forward Looking Information This presentation contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “potential”, “target”, “anticipate”, “continue”, “estimate”, “objective”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. In particular and without limitation, this presentation describes potential future events related to (i) Tahoe’s 2015 goals, (ii) 2015 outlook related to gold and silver mineral reserves and mineral resources, production, total cash cost per ounce, all-in sustaining cost per ounce, capital expenditures, corporate general and administration expenses and exploration expenses, (iii) estimated production over the life of the Escobal and La Arena mines, (iv) estimates of royalties and taxes paid in Guatemala, and Peru (v) timing and costs to construct, commission, and produce gold at Shahuindo, and (vi) estimated mill and leach pad recoveries, smelter payables and doré and silver concentrate details over the first ten years of mine life. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to implement operational improvements at the Escobal and La Arena mines, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of gold, silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe and effective manner, budgeted cost of consumables including diesel fuel and cement, the effectiveness and timing of cost saving initiatives and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, business integration risks; operational risks in development, exploration and production for precious metals including, but not limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest; the timing and possible outcome of pending litigation; delays or changes in plans with respect to exploration or development projects or capital expenditures; cost overruns or unanticipated costs and expenses; uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; precious metal prices and other commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to, mining regulations, tax laws, royalties and environmental regulations; and risks inherent to operating in developing countries.. There is no assurance that forward-looking information will prove to be accurate. Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits may be derived there from. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update publicly or revise any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current Annual Information Form available at www.sedar.com as well as those factors discussed in the section entitled “Risk Factors” in the amended and restated preliminary short form prospectus of Tahoe dated June 16, 2015 available on SEDAR at www.sedar.com and in the U.S. amended and restated preliminary prospectus of Tahoe dated June 16, 2015 included in the Registration Statement on Form F-10 filed with the Securities and Exchange Commission. All prices in U.S. Dollars unless otherwise stated. Revised April 2015 New Leader in Precious Metals 2

Notices The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read that Registration Statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling 416-943-6105 or 905-696-8884 x4338

Copies of the preliminary prospectus may be obtained from GMP Securities L.P. by telephone at 416-943-6105 or by email at ecm@gmpsecurities.com or BMO Capital Markets c/o The Data Group of Companies, by telephone at 905-696-8884 x4338 or by email at kennedywarehouse@datagroup.ca. Information has been incorporated by reference in the short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Tahoe Resources Inc. at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States 89511 (Telephone 775-448-5800), and are also available electronically at www.sedar.com.U.S. Investors should review the “Cautionary Note to United States Investors” contained in the short form preliminary prospectus regarding technical disclosure regarding our properties included herein and in the documents incorporated herein by reference which has not been prepared in accordance with the requirements of U.S. Securities Laws.New Leader in Precious Metals 3

2015 Goals Operate mines to world standards Construct Shahuindo Phase 1 and commence operations Produce 18 - 21 mozs silver at total cash costs1 < US$8.25/oz Produce 160 - 170 kozs gold2 at total cash costs1 < US$650/oz Pay down term debt, continue US$0.02 monthly dividend Organic growth and tip-of-iceberg opportunities 1 total cash costs are net of byproduct credits - see endnote 4 2. 9-month period beginning April 1, 2015 (200-220kozs for the year) New Leader in Precious Metals 4

# A Leading Precious Metals Company

## Best In Class Portfolio of Producing and Development Assets

### Production



- World-class, high-grade **Escobal** silver mine
- High-quality, low-risk **La Arena** gold mine
- 2015 expected production of 18-21Mozs Ag and 160-170kozs Au[1]

### Construction



- **Shahuindo** gold project
- First gold production expected by early 2016

### Pre-Feasibility



- **La Arena sulphide** project
- M&I Resource containing 2.1Mozs Au and 2.0Blbs of Cu

### Exploration



- **Guatemala**: ~8,000 hectares in a new silver district
- **Peru**: ~55,000 hectares in a highly prospective region
- Significant exploration upside at all properties

1. 9-month period beginning April 1, 2015 (200-220kozs for the year)

TAHOE RESOURCES™

*New Leader in Precious Metals*

5

# Combined Operating Footprint





| La Arena Oxides | |
| --- | --- |
| 2015E Prod. | 160-170kozs gold |
| Total Cash Cost | US$625-US$650/oz |
| Reserves Au | 1.3Mozs @ 0.39g/t |
| M&I Res. Au | 1.5Mozs @ 0.35g/t |

| La Arena Sulphides | |
| --- | --- |
| Reserves Au | 0.6Mozs @ 0.31g/t |
| Reserves Cu | 0.6Blbs @ 0.43% |
| M&I Res. Au | 2.1Moz @ 0.24g/t |
| M&I Res. Cu | 2.0Blbs @ 0.33% |



| Escobal | |
| --- | --- |
| 2015E Prod. | 18-21Mozs Ag |
| Total Cash Cost | US$6.35-US$8.25/oz |
| Reserves Ag | 350Mozs @ 347g/t |
| M&I Res. Ag | 434Mozs @ 346g/t |

| Shahuindo[1] | |
| --- | --- |
| First Prod. | Expected by early 2016 |
| Capex | Approx. US$70M |
| Reserves Au | 1.0Mozs @ 0.84g/t |
| M&I Res. Au | 2.4Mozs @ 0.52g/t |

**World-class operations**

**Top tier mining jurisdictions**

See Endnote 1 for Technical Report citations.

1. Based on oxide and mixed ores only. Rio Alto publicly disclosed an inferred sulphide mineral resource 1.5Mozs at 0.76g/t Au at Shahuindo

TAHOE RESOURCES

*New Leader in Precious Metals*

6

Committed To Our Communities • • • • • • • • Economic development Sustainable programs Community partnerships Open communications Environmental excellence Healthy and safe workplace Ethical conduct Respect for human rights New Leader in Precious Metals 7

Escobal Mine - Guatemala New Leader in Precious Metals s RES 0 U R C E s

Escobal 2014 Results – 1st Year of Production Mill Throughput: 3,724tpd in Q1, 2015 vs 3,413tpd on 2014 *See Endnotes 1-5 in Appendix. All figures in USD New Leader in Precious Metals 9 Q1Q2Q3Q4 2014 Q1 ‘15 Silver Production (moz) 20.3 4.6 Silver Grade (grams per tonne) 585 500 Silver Sold (moz)4.24.85.14.1 18.1 4.6 Total Cash Cost per oz*$9.14$5.65$7.02$6.26 $6.37 $7.10 All-in Sustaining Cost per oz*$10.25$8.04$9.629.09 $9.15 $9.78 Operating Cash Flow (million)$21.5$17.7$62.3$17.8 $119.3 $25.8 Earnings (million)$24.8$36.1$20.0$9.8 $90.8 $31.9 EPS$0.17$0.25$0.13$0.07 $0.62 $0.22

La Arena Mine - Peru Calaorco Pit New Leader in Precious Metals 10

La Arena Mine - Peru Calaorco Pit Leach Pad Processing Plant PLS Pond New Leader in Precious Metals 11

La Arena - 2014 Results Total Gold Ounces sold: 222,255 Gold sales in Q1 2015 totaled 56,354 ounces and generated gross profit of US$27.1 million (compared to US$22.4 for Q1, 2014) New Leader in Precious Metals 12 FY 2014 FY 2013 Ore Mined (000’s) 15,275 13,811 Grade (g/t Au) 0.52 0.60 Gold on Pads (ozs) 256,375 268,223 Gold Poured (ozs) 222,492 215,395 Recovery 86.1% 85.6% Operating Earnings (US$ million) $99.1 $93.0 Operating Cash Flow (US$ million) $110.9 $78.5 Net Income (US$ million) $49.8 $30.8 EPS $0.21 $0.17

Shahuindo Project - Peru New Leader in Precious Metals 13 RES 0 U R C E s

Shahuindo Project - Peru Near-Term Low Cost Heap Leach Gold Production with a Substantial Resource Highly attractive economics - scalable project September 2012 Feasibility Study 10,000 tpd operation and low strip ratio of 1.91:1 Initial production forecast to be ~100,000 ounces gold per year with a 10 year mine life Total cash costs of $552/oz gold Initial pre-production capex of $132 million NPV of $249 million at $1,415/oz gold and 5% discount rate IRR of ~38% and payback period of 2.2 years Currently in advanced stages of permitting and pre-production Environmental Impact Assessment (“EIA”) approved by the Peruvian Government in September 2013 Remaining process permits, authorizations and applications underway and moving towards construction phase First Production est. January 2016. Capex est. $70M Proven and Probable reserves of 1.0mozs of gold contained within Measured and Indicated resources of 2.4mozs of gold New Leader in Precious Metals 14

Exploration - Escobal District Targets Viewed Towards North New Leader in Precious Metals 15 RES 0 U R C E s

2015 Production & Cost *See Endnotes 1-5 in Appendix. In order to maintain consistency, royalty amounts are now included in TCC and AISC for all operations New Leader in Precious Metals 16 2015 Gold Guidance (9 Months) Low High Production 160kozs 170kozs Total cash cost per ounce produced net of byproduct credits1 (TCC) $625/oz $650/oz All-in sustaining cost ounce produced net of byproduct credits (AISC) $900/oz $950/oz 2015 Silver Guidance (Full Year) Low High Production 18mozs 21mozs Total cash cost per ounce produced net of byproduct credits1 (TCC) $6.35/oz $8.25/oz All-in sustaining cost ounce produced net of byproduct credits (AISC) $9.75/oz $11.50/oz

Experienced Mine Builders & Operators Kevin McArthur Executive Chairman, Director Alex Black CEO, Director Ron Clayton President & COO Mark Sadler VP & CFO of Directors Dan Rovig Tanya Jakusconek Drago Kisic Paul Sweeney James Voorhees Ken Williamson Klaus Zeitler Board • • • • • • • New Leader in Precious Metals 17

Tahoe Capital Structure ~$145M Cash & Cash Equivalents As of March 31, 2015 (Pro Forma) ~$55M Debt (Prospectus) New Leader in Precious Metals 18 Total Shares Outstanding 223.7 million Fully Diluted 230.8 million Share Price as of May 1, 2015 CAD $17.05 Market Cap as of May 1, 2015 $3.8 billion Enterprise Value as of May 1, 2015 $3.7 billion Tahoe Management & Board ~3%

Delivering Long-Term Shareholder Value New Leader in Precious Metals 19 Strong Balance Sheet Monthly Dividend Operations Focus Responsible Management Organic Growth High Margin Operations

New Leader in Precious Metals 20 Endnotes & Appendices Tahoe Resources Investor Relations investors@tahoeresourcesinc.com 775.448.5807

QP & Technical Disclosures – Endnotes 1 Qualified Person Statement This presentation has been reviewed and approved by Tahoe’s Technical Services Vice President Charles Muerhoff, a Qualified Person as defined by National Instrument 43-101. Data Verification/Technical Reports Detailed descriptions, results and analysis of drilling, sampling and analytical procedures, QA/QC programs, and resource and reserve estimation methodology can be found in: (a) Escobal Mine Guatemala 43-101 Feasibility Study, November 5, 2014, authored by M3 Engineering & Technology Corporation (M3), and available on Tahoe’s website www.tahoeresourcinesinc.com and on SEDAR. (b) La Arena Project, Peru Technical Report (NI 43-101), February 27, 2015 authored by Mining Plus Peru S.A.C., available on SEDAR. (c) Technical Report on the Shahuindo Heap Leap Project, Cajabamba, Peru, November 9, 2012, authored by Kappes Cassiday & Associates and Mine Development Associates for Sulliden Gold Corporation, Ltd. New Leader in Precious Metals 21

 Endnotes 2 Non-GAAP Financial Measures: The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, total production costs and all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”). These measures are not defined under IFRS and should not be considered in isolation. The Company’s primary business is silver and gold production with other metals (gold in silver products, silver in gold products, lead , zinc and copper), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered “by-product”. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures. Total cash costs and total production costs: The Company reports total cash costs and total production costs on a silver and gold ounces produced basis. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute (“the Institute”) and the World Gold Counsel (WGC). The Institute and the WGS are nonprofit international associations with membership from across the precious metal production industry. The Institute and the WGC serve as the industry’s voice in increasing public understanding of the many uses and values of silver and gold. This remains the generally accepted standard for reporting cash costs of production by precious metal mining companies. Total cash costs and total production costs associated with silver production are divided by the number of silver ounces contained in concentrate to calculate per ounce figures for silver. When deriving the production costs associated with an ounce of silver, the Company deducts by-product credits from gold, lead and zinc sales which are incidental to producing silver. Total cash costs and total production costs associated with gold production are divided by the number of gold ounces contained in doré. When deriving the production costs associated with an ounce of silver, the Company deducts by-product credits from silver sales which are incidental to producing gold. All-in sustaining costs: The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metal mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council, the market development organization for the gold industry. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements. All-in sustaining costs include total cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver from its operation, and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and to sustain future production. These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied. New Leader in Precious Metals 22

 Endnotes 3 Additional GAAP measures: The Company has disclosed additional GAAP measures which include mine operating earnings, earnings (loss) from operations and cash generated by operating activities before changes in working capital. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Mine operating earnings: Mine operating earnings represent the difference between revenues and operating costs which include royalties and depreciation and depletion. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow. Earnings (loss) from operations: Earnings (loss) from operations represent the difference between mine operating earnings and other operating expenses which include Escobal project expenses, other exploration expenses and general and administrative expenses. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production. Cash generated by operating activities before changes in working capital: Cash generated by operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash. Management believes that this presentation provides useful information to investors to evaluate the Company’s ability to generate cash flows from its mining operation. The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other reporting issuers. References to Factset, Bloomberg, analyst reports and company publications: The information presented on the slide entitled “Silver Producer Costs – 2015 Estimates” has been prepared using data and estimates from “Raymond James Ltd”, dated November, 2014. Please note that any opinions, estimates or forecasts regarding Tahoe Resources’ performance, or the performance of its competitors, made by Raymond James Ltd. is its alone and do not represent opinions, estimates, forecasts or predictions of Tahoe Resources or its management. Tahoe Resources does not by its reference above or distribution imply its endorsement of or concurrence with such information, conclusions or recommendations. New Leader in Precious Metals 23

Non-GAAP Measures – Endnotes 4 Total cash costs and cash costs per ounce of metal, net of byproduct credits based on estimates for 2015 production are as follows: Ag Twelve Months Ended December 31, 2015 Au Nine Months Ended December 31, 2015 Total cash costs ($000's) Production costs Royalties / Mining Tax / Profit Share Treatment and refining charges $131,000 38,000 41,000 90,000 11,000 1,000 Total cash costs before by-product credits 210,000 (13,000) (18,000) (28,000) 102,000 Less gold credit Less zinc credit Less lead credit - - - Total cash costs net of by-product credits $151,000 102,000 Silver ounces produced in concentrate (000's) Gold ounces produced in doré (000's) 20,000 - - 164 Total cash costs per ounce before by-product credits Total cash costs per ounce net of by-product credits $10.50 $7.55 $621 $621 Gold, lead and zinc byproduct credits were calculated using the following prices: Gold (oz) Zinc (lb) Lead (lb) $ $ $ 1,300 .00 1.05 0.90 New Leader in Precious Metals 24

Non-GAAP Measures - Endnotes 5 All-in sustaining cost calculation Ag Twelve Months Ended December 31, 2015 Au Nine Months Ended December 31, 2015 All-in sustaining costs ($000's) Total cash costs net of by-product credits Sustaining capital (1) Exploration Reclamation cost accretion General and administrative expenses 151,000 32,000 3,000 - 34,000 102,000 43,000 3,000 1,000 2,000 All-in sustaining costs 220,000 151,000 - 164 Silver ounces produced in concentrate (000's) Gold ounces produced in doré (000's) 20,000 - All-in sustaining cost per ounce produced net of by-product credits $ 11.00 $ 919 New Leader in Precious Metals 25

Feasibility – Mineral Resources and Reserves 2014 Escobal Resources (130 AgEq g/t Cutoff Grade) ktonnes 2014 Escobal Reserves Reserves are inclusive of Resources Notes: Resources effective date January 23, 2014. Metals prices: $22.00/oz Ag, $1325/oz Au, $1.00/lb Pb, $0.95/lb Zn Reserves effective date July 1, 2014. Metals prices: $22.50/oz Ag, $1300/oz Au, $0.95/lb Pb, $0.90/lb Zn Source: Escobal Feasibility Study November 5, 2014, by M3 Engineering/Tucson, Arizona. New Leader in Precious Metals 26 Classification Tonnes (M) Silver (g/t) Gold (g/t) Lead (%) Zinc (%) Silver (Moz) Gold (koz) Lead (kt) Zinc (kt) Proven Reserves 6.0 457 0.37 0.86 1.51 87.8 70.8 51.7 90.2 Probable Reserves 25.4 321 0.32 0.71 1.14 262.7 265.2 180.4 291.3 Total Proven & Probable Reserves 31.4 347 0.33 0.74 1.21 350.5 335.6 232.1 381.6 Class Tonnes (M) Ag g/t Au g/t Pb % Zn % Ag Moz Au koz Pb ktonnes Zn Measured 6.5 511 0.40 0.91 1.59 107 85 59 104 Indicated 32.5 313 0.32 0.68 1.12 327 333 221 364 Meas+Ind 39.0 346 0.33 0.72 1.20 434 418 281 467 Inferred 1.4 224 1.24 0.25 0.47 9 50 3 6

Feasibility – Mineral Resources and Reserves 2014 La Arena Oxide Mineral Resources koz 2014 La Arena Oxide Mineral Reserves Reserves are inclusive of Resources Notes: Effective date of the Mineral Resource Estimates and Mineral Reserve Estimates is December 31, 2014. Source: La Arena Project, Peru Technical Report (NI 43-101), dated February 27, 2015. Oxide resources reported within optimized undiscounted cash flow pit shell using $1400/oz Au. Oxide reserves reported using $1200/oz Au. New Leader in Precious Metals 27 Classification Tonnes (M) Gold (g/t) Silver (g/t) Gold (koz) Silver (koz) Proven Reserves 10.2 0.27 0.33 89 108 Probable Reserves 93.1 0.40 0.48 1,191 1,438 Total Proven & Probable Reserves 103.3 0.39 0.47 1,280 1,546 Class Tonnes (M) Au g/t Ag g/t Au koz Ag Measured 10.5 0.28 0.3 94 118 Indicated 123.1 0.35 0.5 1,399 1,944 Meas+Ind 133.6 0.35 0.5 1,494 2,062 Inferred 2.5 0.32 0.3 25 27

Feasibility – Mineral Resources and Reserves 2014 La Arena Sulfide Mineral Resources koz 2014 La Arena Sulfide Mineral Reserves Reserves are inclusive of Resources Notes: Effective date of the Mineral Resource Estimates and Mineral Reserve Estimates is December 31, 2014. Source: La Arena Project, Peru Technical Report (NI 43-101), dated February 27, 2015. Sulfide resources reported within optimized undiscounted cash flow pit shell using $1400/oz Au and $3.50/lb Cu. $1200/oz Au and $3.00/lb Cu. Sulfide reserves reported using New Leader in Precious Metals 28 Classification Tonnes (M) Gold (g/t) Copper (%) Silver (g/t) Gold (koz) Copper (klbs) Silver (koz) Proven Reserves - - - - - - - Probable Reserves 63.1 0.31 0.43 - 633 579,407 - Total Proven & Probable Reserves 63.1 0.31 0.43 - 633 579,407 - Class Tonnes (M) Au g/t Cu % Ag g/t Au koz Cu klbs Ag Measured - - - - - - - Indicated 274.0 0.24 0.33 0.4 2,124 2,013,930 3,375 Meas+Ind 274.0 0.24 0.33 0.4 2,124 2,013,930 3,375 Inferred 5.4 0.10 0.19 0.4 18 22,074 66

Feasibility – Mineral Resources and Reserves 2012 Shahuindo Mineral Resources koz 2012 Shahuindo Mineral Reserves Reserves are inclusive of Resources Notes: Effective date of the Mineral Resource Estimate is May 17, 2012. Effective date of the Mineral Reserve Estimate is September 26, 2012. Source: Technical Report on the Shahuindo Heap Leap Project, Cajabamba, Peru, dated November 9, 2012. Oxide + mixed resources reported using $1300/oz Au and $25/oz Ag Reserves reported at varying cutoff grades ranging from 0.3 to 0.35 g/t Au depending on pit phase using same metal prices as used for resource. New Leader in Precious Metals 29 Classification Tonnes (M) Gold (g/t) Silver (g/t) Gold (koz) Silver (koz) Proven Reserves (oxide + mixed) 15.2 0.90 10.5 437 5,102 Probable Reserves (oxide + mixed) 22.7 0.80 8.9 584 6,459 Total Proven & Probable Reserves 37.8 0.84 9.5 1,022 11,561 Class Tonnes (M) Au g/t Ag g/t Au koz Ag Measured (oxide + mixed) 41.3 0.59 8.6 785 11,380 Indicated (oxide + mixed) 106.0 0.49 6.5 1,653 21,990 Meas+Ind 147.3 0.52 7.1 2,438 33,370 Inferred (oxide + mixed) 9.6 0.40 4.3 124 1,340 Inferred (sulfide) 61.4 0.76 22.9 1,504 45,220 Total Inferred 71.0 0.71 20.4 1,628 46,560

Guatemala Regional Concessions ·.O<DmN.•.• iY - ... !)· .......... . E2J Exploration Concession·New Applications ······················:···.z:;J :.Jalipa • • • • · • · oj? (! : San Jose Plnu/: 0 U . . . .. -. ... .. . .....--.... - .... ·..·-. . - ...... -.-.... . --. .. ·..·.... -. . ................. . .,.. ......·.......... . r·,_j tJ: New Leader in Precious Metals 30 RES 0 U R C E s 'o-4 :4 0 I: Guatemala C1ty: •DQ. 0 () Mf?n;as· <::! IBIO.oalmN. 0 Nueva Safl(a Rosa fS/> EL SIL£NC10 oMO.ommN. •• .• : ••• • . .• • •.•.•• • • • ••. , .• • .• • . cu/Japa. . GUATEMALA EXPLORATION Concession Map 10 Km June 2013 I ,: GRANADA D Exploration Concessions . Granted 0 Exploration Concessions • Pending 0 Recon Concessions ·Pending D Exploitation Concession ·Granted U1N C001{11f>91eS; IIA027 Zone Ul ··· ··· AND.,R.ES